

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Cook Pine Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cook Pine Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cook Pine Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cook Pine Securities, LLC's management. Our responsibility is to express an opinion on Cook Pine Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cook Pine Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in summary of significant accounting policies to the financial statements, the Company has suffered recurring losses from operations, and is dependent upon the members to provide sufficient working capital to maintain continuity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Cook Pine Securities, LLC's financial statements. The supplemental information is the responsibility of Cook Pine Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KBL, LLP

We have served as Cook Pine Securities, LLC's auditor since 2013.

KBL, LLP
New York, NY
January 25, 2018

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 **212.785.9700**

COOK PINE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	19,433
Prepaid expenses		1,677
Total assets	$	21,110

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,835
Members' equity		19,275
Total liabilities and members' equity	$	21,110

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Cook Pine Securities LLC (the "Company") was organized as a Limited Liability Company on September 22, 2009, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2013. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Going concern

The Company incurred a net loss of $37,487 for the year ended December 31, 2017 and losses in prior years. These conditions raise doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

The Company's members had provided capital in prior years and have continued to provide additional working capital to the Company and are committed to continue advancing the required working capital to the Company in the future.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $17,598, which was $12,598 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with an affiliate (the "Affiliate"), Cook Pine Capital LLC for services that are shared and paid by the Affiliate. The Company reimburses the Affiliate for these expenses, and they have been included in accounts payable and accrued expenses on the accompanying statement of financial condition.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

6. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2017, and January 25, 2018, when the financial statements were issued.

COOK PINE SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Cook Pine Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company's exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.



Signature:_____

      Eiichiro Kuwana, Chief Executive Officer



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
of Cook Pine Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Cook Pine Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cook Pine Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Cook Pine Securities, LLC stated that Cook Pine Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Cook Pine Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cook Pine Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
January 25, 2018

11

535 Fifth Avenue, 30th Floor, New York, NY 10017 **212.785.9700**